Via overnight courier
July 13, 2009
Errol Sanderson
U.S. Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4631
Washington, DC 20549-7010
Dear Mr. Sanderson:
     On behalf of Flow International Corporation (the “Company”), enclosed please find three copies of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-3 (Registration No. 333-160076) (as amended, the “Registration Statement”) which was filed today via EDGAR with the Securities and Exchange Commission (the “Commission”). Additionally, we have enclosed three copies of Amendment No. 1 which have been marked to show changes from the Registration Statement on Form S-3 (filed with the Commission on June 18, 2009), as well as an EDGAR copy of Amendment No. 1, which includes all exhibits. The changes in Amendment No. 1 include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated June 29, 2009 (the “Comment Letter”), as well as other updates as required since the time the initial Registration Statement was filed.
     Set forth below are the Company’s response to the comments raised in the Comment Letter. For the convenience of the Staff, each response has been numbered to correspond with the comments in the Comment Letter. Page numbers in the responses refer to pages of Amendment No. 1. Capitalized terms used but not defined herein shall have the meanings ascribed to them in Amendment No. 1.
Form S-3
Signatures
1.	Please revise to identify the individual signing the registration statement in the capacity of chief accounting officer or controller in accordance with Instruction 1 to the Signatures requirement of Form S-3.
The individual signing the registration statement in the capacity of Principal Accounting Officer has been identified in accordance with the Staff’s comment.

I hereby represent and acknowledge on behalf of the Company to the Staff the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	The Staff comments or changes to disclosure in response to Staff comments in the Company’s filings with the Commission that are reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ John Leness
John Leness
Corporate Secretary and General Counsel